As filed with the Securities and Exchange Commission on July 14, 2025.

Registration No. 333-287864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AURA MINERALS INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	1000	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Aura Technical Services Inc.
3390 Mary St,
Suite 116, Coconut Grove,
Florida, 33133, United States
+1 (305) 239 9332
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

c/o Aura Technical Services Inc.
3390 Mary St,
Suite 116, Coconut Grove,
Florida, 33133, United States
+1 (305) 239 9332
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
+1 (212) 450-4000

Donald Baker
John Guzman
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
+1 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 14, 2025

PRELIMINARY PROSPECTUS

8,100,510 Common Shares



Aura Minerals Inc.
(incorporated in the British Virgin Islands)

This is a public offering of common shares of Aura Minerals Inc. We are offering 8,100,510 common shares.

Our common shares are listed on the Toronto Stock Exchange, or the "TSX" under the ticker symbol "ORA", and our Brazilian Depositary Receipts, or "BDRs" (each three BDRs representing one common share) are listed on the Brazilian Stock Exchange (*B3 S.A. — Brasil, Bolsa, Balcão*), or the "B3" under the ticker symbol "AURA33." On July 11, 2025, the last reported sales price of our common shares on the TSX was C$37.87 per common share (equivalent to approximately US$27.67 per common share based on the exchange rate reported by the Bank of Canada on the same day) and on the B3 was R$51.55 per BDR (equivalent to approximately US$9.25 per BDR using the commercial selling rate for U.S. dollars as reported by the Central Bank of Brazil on the same day).

The price per common share in this offering will be determined by reference to the closing price of the common shares on the last TSX trading date prior to the pricing date.

We have applied to list our common shares on the Nasdaq Global Select Market under the symbol "AUGO."

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 34 of this prospectus.

	Per common share	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us[1]	US$	US$

(1) See "Underwriting" for a description of all compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 1,215,077 common shares from us at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the common shares against payment in New York, New York on or about   , 2025.

Global Coordinators

BofA Securities   Goldman Sachs & Co. LLC

Joint Bookrunners

BTG Pactual   Itaú BBA

Co-Managers

Bradesco BBI   **National Bank of Canada Financial Markets**   **RBC Capital Markets**   **Scotiabank**

The date of this prospectus is   , 2025.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including "Risk Factors" and our consolidated financial statements.

Issuer	Aura Minerals Inc.
Common shares offered by us.	8,100,510 common shares (or 9,315,587 common shares if the underwriters' option to purchase additional common shares is exercised in full).
Common shares to be outstanding immediately after this offering	82,629,872 common shares (or 83,844,949 common shares if the underwriters' option to purchase additional common shares is exercised in full).
Voting rights	The common shares will be entitled to one vote per share.
Option to purchase additional common shares.	We have granted the underwriters the right to purchase up to an additional 1,215,077 common shares within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.
Use of proceeds.	We estimate that the net proceeds from the sale of our common shares in this offering will be approximately US$205.4 million (or approximately US$237.1 million if the underwriters' option to purchase additional common shares is exercised in full), based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus.
	The principal purposes of this offering are to transfer our principal listing venue to a stock exchange in the United States equity market, which we believe will increase the liquidity of our common shares, as well as strengthen and diversify our shareholder base through broader access to global capital markets.
	In addition to the listing, we intend to use the net proceeds from the primary offering to continue strengthening our business, which includes (A) funding the component of the upfront cash payment for the MSG Acquisition, upon and subject to closing, and any potential incremental capital expenditures required at MSG, as well as (B) providing incremental liquidity and financial flexibility to support the execution of our current strategic growth initiatives, including, but not limited to: (i) the potential advancement of our current development projects, such as Era Dorada and Matupá, as well as exploration-stage projects, such as Carajás; and (ii) exploration initiatives to expand mineral reserves and resources of our portfolio, and (C) the remainder for general corporate purposes.
	See "Use of Proceeds" for additional information.
Concentration of ownership	Upon completion of this offering, our executive officers, directors, and existing holders of 5% or more of our common shares will beneficially own, in the aggregate, approximately 59.19% of our outstanding common shares.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately US$205.4 million, based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional common shares from us is exercised in full, we estimate that the net proceeds to us would be approximately US$237.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to transfer our principal listing venue to a stock exchange in the United States equity market, which we believe will increase the liquidity of our common shares, as well as strengthen and diversify our shareholder base through broader access to global capital markets.

In addition to the listing, we intend to use the net proceeds from the primary offering to continue strengthening our business, which includes approximately:

- US$76 million for funding the component of the upfront cash payment for the MSG Acquisition, upon and subject to closing, and any potential incremental capital expenditures required at MSG, as well as;

- US$100 million for providing incremental liquidity and financial flexibility to support the execution of our current strategic growth initiatives, including, but not limited to:

  - US$90 million for the potential advancement of our current development projects, such as Era Dorada and Matupá, as well as exploration-stage projects, such as Carajás; and

  - US$10 million for exploration initiatives to expand mineral reserves and resources of our portfolio;

- the remainder for general corporate purposes.

However, other than for the upfront cash payment for the MSG Acquisition, we do not currently have a specific plan with estimated amounts for how we intend to allocate proceeds for each of the identified purposes. While we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under "Risk Factors" in this prospectus, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including but not limited to short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

CAPITALIZATION

The following table sets forth our total capitalization, defined as our current loans and debentures, non-current loans and debentures and our shareholders' equity and total capitalization as of March 31, 2025 as follows:

- on an actual basis;

- as adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025;

- as further adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and to the issuance of 1,218,822 common shares on April 15, 2025 having a fair value of US$22.8 million for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone; and

- as further adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025, to the issuance of 1,218,822 common shares on April 15, 2025 having a fair value of US$22.8 million for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone, and the estimated net proceeds from this offering in the amount of US$205.4 million from the sale and issuance by us of 8,100,510 common shares in this offering, based upon the assumed public offering price of US$27.67, which is based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters' option to purchase additional common shares.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this prospectus.

	As of March 31, 2025			
	Actual	As Adjusted (for payment of dividends)	As Further Adjusted (for payment of dividends, issuance of shares and partial repayment of certain indebtedness)	As Further Adjusted (for payment of dividends, issuance of shares, partial repayment of certain indebtedness and this offering)
			(in US$ millions)	
Loans and debentures (current)	100.9	100.9	86.9	86.9
Loans and debentures (non-current)	366.8	366.8	366.8	366.8
Total shareholders' equity	139.9	110.1	132.9	338.3
Total capitalization[(1)(2)]	**607.6**	**577.8**	**586.6**	**792.0**

(1) Each US$1.00 increase (decrease) in the offering price per common share would increase (decrease) our total capitalization and total equity by US$7.6 million (assuming the option to purchase additional common shares is not exercised).

(2) Total capitalization is the sum of our current loans and debentures, non-current loans and debentures and shareholders' equity.

Other than as set forth above, there have been no material changes to our capitalization since March 31, 2025.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per common shares and the pro forma as adjusted net tangible book value per common shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common shares in this offering and the pro forma as adjusted net tangible book value per common shares immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total assets (excluding goodwill and other intangible assets) less our total liabilities by the number of our shares outstanding. Our historical net tangible book value as of March 31, 2025 was US$139.9 million, or US$1.91 per share. Our pro forma as adjusted net tangible book value as of March 31, 2025 was US$132.9 million, or US$1.78 per share, based on the total number of common shares outstanding as of March 31, 2025, after giving effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and the issuance of 1,218,822 common shares on April 15, 2025 having a fair value of US$22.8 million for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone.

After giving effect to the sale by us of 8,100,510 common shares in this offering at the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to (i) the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and (ii) the issuance of 1,218,822 common shares on April 15, 2025 having a fair value of US$22.8 million for the partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been US$338.3 million, or US$4.09 per share. This represents an immediate increase in pro forma net tangible book value of US$2.18 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of US$23.58 per share to investors purchasing common shares in this offering at the assumed public offering price.

The following table illustrates this dilution to new investors purchasing common shares in this offering:

Assumed public offering price per share	US$	27.67
Pro forma net tangible book value per share as of March 31, 2025 (after giving effect to the dividends declared and paid in May 2025 and the shares issued in April 2025, each as described above)	US$	1.78
Increase in pro forma net tangible book value per share attributable to new investors purchasing common shares in this offering.	US$	2.18
Pro forma as adjusted net tangible book value per share immediately after this offering (after giving effect to the dividends declared and paid in May 2025 and the shares issued in April 2025, each as described above)	US$	4.09
Dilution in pro forma net tangible book value per common share to new investors in this offering . .	US$	23.58

Each US$1.00 increase or decrease in the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by US$0.09, and would increase or decrease, as applicable, dilution per share to new investors purchasing common shares in this offering by US$0.09, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of common shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately US$0.31 per share and increase or decrease, as applicable, the dilution to new investors purchasing common shares in this offering by US$0.31 per share, assuming the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters' option to purchase additional common shares from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common shares, as adjusted to give effect to this offering, would be US$4.41 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common shares in this offering would be US$23.26 per common share.

MARKET INFORMATION

The information concerning the TSX and B3 markets set forth below has been prepared based on materials obtained from public sources.

Overview

Our common shares are listed on the Toronto Stock Exchange, or the "TSX" under the ticker symbol "ORA," and our Brazilian Depositary Receipts, or "BDRs" (each three BDRs representing one common share) are listed on the B3 S.A. — Brasil, Bolsa, Balcão, or the "B3" under the ticker symbol "AURA33."

On July 11, 2025, the last reported sales price of our common shares on the TSX was C$37.87 per common share (equivalent to approximately US$27.67 per common share based on the exchange rate of C$1.3684 per US$1.00 reported by the Bank of Canada on the same date) and on the B3 was R$51.55 per BDR (equivalent to approximately US$9.25 per BDR using the commercial selling rate for U.S. dollars as reported by the Central Bank of Brazil on the same day).

We have applied to list our common shares on the Nasdaq Global Select Market under the symbol "AUGO."

Performance of Our Common Shares on the TSX

The following table shows the minimum, maximum and closing trading prices and average trading volumes of our common shares on the TSX for the periods indicated, as reported by Bloomberg:

	Price (C$)			Average Trading Volume[(1)]
	Maximum	**Minimum**	**Closing**	
Five most recent full fiscal years:				
Year ended December 31, 2024	18.78	8.28	17.70	30,133
Year ended December 31, 2023	12.14	8.26	9.23	50,633
Year ended December 31, 2022	13.14	6.60	7.93	69,041
Year ended December 31, 2021	17.26	9.95	10.50	68,682
Year ended December 31, 2020[(2)]	17.65	1.72	14.85	56,988
Year ended December 31, 2024:				
Quarter ended December 31, 2024	18.78	15.02	17.70	39,296
Quarter ended September 30, 2024.......	16.49	11.98	16.17	40,156
Quarter ended June 30, 2024	13.18	10.18	11.51	30,150
Quarter ended March 31, 2024	10.45	8.28	10.45	10,620
Six most recent months ending:				
June 30, 2025	36.73	35.46	36.21	227,109
May 31, 2025	32.05	25.00	28.01	124,984
April 30, 2025......................	28.50	22.18	28.50	74,988
March 31, 2025.....................	28.00	21.54	28.00	103,955
February 28, 2025...................	22.56	20.24	22.32	80,838
January 31, 2025....................	18.99	16.62	18.99	51,886

(1)   Volume = Average of daily volume.

(2)   On August 11, 2020, we announced that holders as at the close of business on August 20, 2020 would receive an additional 14 common shares for each one common share held as of that date.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We have applied to have our common shares approved for listing/quotation on Nasdaq under the symbol "AUGO."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchasing common shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional common shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional common shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

The public offering price will be determined by negotiations between us and the representatives of the underwriters by reference to the closing price of the common shares on the last TSX trading date prior to the pricing date. On July 11, 2025, the last reported sales price of our common shares on the TSX was C$37.87 per common share (equivalent to approximately US$27.67 per common share, based on the exchange rate of C$1.3684 per US$1.00 announced publicly by the Bank of Canada on such date). In determining the public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

- the information set forth in this prospectus and otherwise available to the representatives;

- our prospects and the history and prospects for the industry in which we compete;

- an assessment of our management;

Part II
Information Not Required in Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

According to the Registrant's Articles of Association, the directors and executive officers of the company shall be indemnified by the company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or executive officer, to the extent that such director or executive officer acted honestly and in good faith and, in the case of criminal or administrative proceedings, the relevant director or executive officer had reasonable grounds to believe that their conduct was lawful. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have not issued and sold securities without registering the securities under the Securities Act other than as set forth below.

On January 13, 2025, in connection with our acquisition of Bluestone Resources Inc., or Bluestone, we issued an aggregate of 146,519,452 non-interest bearing contingent value rights, or "CVRs" as partial consideration for the Bluestone shares. Each CVR entitles the holder thereof to a potential cash payment of up to C$0.2120, payable in three equal installments, contingent upon Era Dorada achieving commercial production over a 20-year term. On April 15, 2025, we issued 1,218,222 common shares amounting to US$22.8 million as partial repayment of certain indebtedness incurred in connection with our acquisition of Bluestone.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits.

The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Registrant
5.1*	Opinion of Harney Westwood & Riegels (BVI) LP, British Virgin Islands counsel of Aura Minerals Inc., as to the validity of the common shares.
10.1*	Omnibus Incentive Plan
10.2*#	Trafigura Copper Concentrate Offtake Agreement dated May 21, 2024.
10.3*	English Translation of Indenture dated September 8, 2024 Relating to Second Issuance of Debentures
10.4*	English Translation of Amendment No. 1 to Indenture Relating to Second Issuance of Debentures dated September 25 2024
10.5*	English Translation of Amendment No. 2 to Indenture Relating to Second Issuance of Debentures dated October 15 2024
10.6*	English Translation of Credit Note between Cascar Brasil Mineracao Ltda and Banco Santander (Brasil) S.A., Luxembourg Branch dated September 5, 2023
10.7*	English Translation of Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15 2024
10.8*	Guarantee between Aura Minerals Inc. and Itau Unibanco S.A. dated January 21, 2025 relating to the Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15, 2024
10.9*	Loan Agreement between Mineracao Apoena S.A. and Banco Bradesco S.A., acting through its Grand Cayman Branch dated December 17, 2024
10.10*	English translation of Credit Agreement between Aranzazu Holding S.A. de C.V. and Banco Santander Mexico, S.A., Institucion de Banca Multiple, Grupo Financero Santander Mexico dated August 14, 2024
10.11*#	Share Purchase Agreement between AngloGold South America Limited, Cascar Do Brasil Mineracao Ltda and Aura Minerals Inc. dated June 2, 2025

Exhibit No.	Description
16.1*	Letter of Grant Thornton Auditores Independentes Ltda to the SEC.
21.1*	List of subsidiaries of the registrant.
23.1	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.
23.2	Consent of Grant Thornton Auditores Independentes Ltda, Independent Registered Public Accounting Firm.
23.3*	Consent of Harney Westwood & Riegels (BVI) LP (included in Exhibit 5.1).
23.4*	Consent of SLR Consulting (Canada) Ltd
23.5*	Consents of Farshid Ghazanfari
23.6*	Consents of Luiz Eduardo Campos Pignatari
23.7*	Consents of Homero Delboni Jr
23.8*	Consent of Branca Horta de Almeida Abrantes
23.9*	Consent of Bruno Yoshida Tomaselli
23.10*	Consent of SRK Consulting (U.S.), Inc.
23.11*	Consents of Porfirio Cabaleiro Rodriguez
23.12*	Consent of Garth Kirkham
24.1*	Powers of Attorney (included on signature page to the registration statement).
96.1*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, Aranzazu Mine, Zacatecas, Mexico
96.2*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil
96.3*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K1300 Technical Report Summary Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve, Mato Grosso, Brazil
96.4*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Summary, Almas Project, Tocantins State, Brazil
96.5*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil
96.6*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, San Andrés Mine, Department of Copán, Honduras
96.7*	S-K 1300 Technical Report Summary Initial Assessment, Era Dorada Gold Project, Jutiapa, Guatemala
107*	Calculation of Filing Fee Table.

*   Previously filed

\#   Portions of this exhibit have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the registrant customarily and actually treats as private or confidential.

(b)   Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned hereby undertakes:

(a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore,

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, Florida, on this fourteenth day of July, 2025.

AURA MINERALS INC.

By: /s/ Rodrigo Barbosa
    Name: Rodrigo Barbosa
    Title: President and Chief Executive Officer

By: /s/ João Kleber Cardoso
    Name: João Kleber Cardoso
    Title: Chief Financial Officer and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Rodrigo Barbosa Rodrigo Barbosa	President and Chief Executive Officer (principal executive officer)	July 14, 2025
/s/ João Kleber Cardoso João Kleber Cardoso	Chief Financial Officer and Corporate Secretary (principal financial officer and principal accounting officer)	July 14, 2025
* Paulo Carlos de Brito	Chairman/Director	July 14, 2025
* Stephen Keith	Director	July 14, 2025
* Bruno Mauad	Director	July 14, 2025
* Pedro Turqueto	Director	July 14, 2025
* Paulo Carlos de Brito Filho	Director	July 14, 2025
* Richmond Lee Fenn	Director	July 14, 2025
* Rodrigo Velazquez	Aura Technical Services Inc. Authorized representative in the United States	July 14, 2025

*

By: /s/ Rodrigo Barbosa
    Name: Rodrigo Barbosa
    Title: Attorney-in-Fact

By: /s/ João Kleber Cardoso
    Name: João Kleber Cardoso
    Title: Attorney-in-Fact